UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025 (Report No. 2)

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of Nasus Pharma Ltd. (the “Company”) consists of the Company’s: (i) Condensed Unaudited Interim Financial Statements as of and for the six months ended June 30, 2025, which are attached as Exhibit 99.1 hereto; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2025, which is attached as Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit No.
99.1	Condensed Unaudited Interim Financial Statements as of and for the Six Months Ended June 30, 2025.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation as of and for the Six Months Ended June 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: December 29, 2025	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer